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SEC FILE NUMBER
000-24947

CUSIP NUMBER
90262T 30 8

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
UCBH Holdings, Inc.

Full Name of Registrant

Former Name if Applicable
555 Montgomery Street

Address of Principal Executive Office (Street and Number)
San Francisco, CA 94111

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

UCBH Holdings, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2009 (the “Form 10-Q”). As previously filed on May 20, 2009 in a Current Report on Form 8-K and on June 3, 2009 in a Current Report on Form 8-K/A addressing Item 4.02(a) Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review, the Company is in the process of restating its consolidated financial statements as of and for the year ended December 31, 2008. In addition, the Audit Committee of the Company’s Board of Directors is conducting an independent investigation regarding the recognition of impairment losses on certain nonperforming loans and other real estate owned. Accordingly, the Company will not file its 2008 Form 10-K/A or its Form 10-Q for the quarter ended March 31, 2009 or for the quarter ended June 30, 2009 until after the completion of such investigation and restatement. The Company intends to complete the restatement of its 2008 consolidated financial statements as promptly as practicable following the conclusion of the Audit Committee investigation and file with the Securities and Exchange Commission an amended Annual Report on Form 10-K/A for the year ended December 31, 2008 and a Quarterly Report on Form 10-Q for each of the appropriate quarters of 2009.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Craig S. On	(415)	315-2800
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☐ No ☑

The Company has not filed its Quarterly Report on Form 10-Q for the period ended March 31, 2009.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As announced in the Company’s August 6, 2009 Press Release, which was furnished as an exhibit to the Company’s Current Report on
Form 8-K on August 7, 2009, the Company reported selected preliminary second quarter 2009 financial information. A reasonable estimate of our results is subject to the Board Audit Committee’s independent investigation and the Company’s financial restatement activities.
UCBH Holdings, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 11, 2009	By:	/s/ Craig S. On

Craig S. On
Executive Vice President and Chief Financial Officer
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